May 17, 2023

SUBMISSION VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549
Attn: John Cannarella, Jenifer

Gallagher, John Coleman, Cheryl

Brown, and Laura Nicholson

Re:	Responses to the Securities and Exchange Commission Staff Comments dated May 2, 2023 regarding

Foremost Lithium Resource & Technology Ltd.
Amendment No. 3 to
Draft Registration Statement on Form F-1
Submitted April 14, 2023
CIK No. 0001935418

Dear Sirs and Madams:

This letter responds to the written comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in the May 2, 2023 letter regarding the above-referenced confidential Amendment No. 3 to the Draft Registration Statement on Form F-1 (the “Registration Statement”) of Foremost Lithium Resource & Technology Ltd. (the “Company”, “we,” “our,” or “us”) confidentially submitted on April 14, 2023. For your convenience, the Staff’s comments are included below and we have numbered our responses accordingly. Simultaneously with the transmission of this letter, the Company is submitting via EDGAR to the Registration Statement, responding to the Staff’s comments and including certain other revisions and updates.

Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Registration Statement.

Our responses are as follows:

Amendment No. 3 to Draft Registration Statement on Form F-1 filed on April 14, 2023 Prospectus Summary, page 1

Staff Comment No. 1

Please provide the basis for your disclosure on page 6 that the global lithium-ion battery market size is expected to reach USD $182.53 billion by 2030.

Company’s Response:

This estimate is based on a report published by Grand View Research, Inc., dated April 2023. A copy of the report can be found at https://www.grandviewresearch.com/press-release/global-lithium-ion-battery-market.

Use of Proceeds, page 30

Staff Comment No. 2

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We note your response to prior comment 5, and reissue such comment in part. In that regard, we note your disclosure that you intend to use 52% of the net proceeds for resource development activities such as drilling, soil sampling, as well as potential project acquisition. Please disclose the estimated net amount of the proceeds broken down into each principal intended use thereof. For example, please disclose the estimated net amount of proceeds that you intend to use for resource development activities, and the estimated net amount of proceeds that you intend to use for potential project acquisition.

Company’s Response:

We have revised the disclosure in the “Use of Proceeds” section on Page 30 of the Registration Statement to break out the estimated net amount of proceeds intended for use of resource development activities, and the estimated net amount of proceeds intended for potential project acquisitions.

Related Party Transactions, page 40

Staff Comment No. 3

Please update your disclosure in this section to provide the information required by Item 7.B of Form 20-F for the period since the beginning of the company’s preceding three financial years up to the date of your prospectus.

Company’s Response:

We have revised the disclosure in the “Related Party Transactions” section on Page 115 of the Registration Statement to include applicable transactions since the beginning of the company’s preceding three financial years up to the date of the prospectus.

Compensation of Directors and Officers, page 105

Staff Comment No. 4

Please provide the information required by Item 6.B of Form 20-F for your fiscal year ended March 31, 2023.

Company’s Response:

We have revised the disclosure in the “Compensation of Executive Officers and Directors” section on Page 111 of the Registration Statement.

Consulting Agreements, page 105

Staff Comment No. 5

Please revise to disclose all material terms of each of the consulting agreements, including fees payable under each such agreement.

Company’s Response:

We have revised the disclosure in the “Executive and Consulting Agreements” section on Page 111 of the Registration Statement to describe the compensation arrangement related to our officers.

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Condensed Interim Consolidated Statements of Cash Flows, page F-41

Staff Comment No. 6

We note disclosure on page F-57 that during the period ended December 31, 2022, you sold your 60% interest in the Hidden Lake Project in Yellowknife, NWT for $3.5 million resulting in a $3.5 million gain on sale of property. Some transactions, such as the sale of an item of plant, may give rise to a gain or loss that is included in recognized profit or loss. The cash flows relating to such transactions are cash flows from investing activities. Revise your statements of cash flows as necessary to comply with the guidance set forth in paragraphs 14 and 16(b) of IAS 7.

Company’s Response:

We have amended the statement of cash flows such that the gain is shown as cash flows from investing activities.

Staff Comment No. 7

We note in your table of the exploration expenditures incurred on the exploration and evaluation assets on page F-54 that you paid $216,150 in cash during the period ended December 31, 2022 to acquire interests in properties; however, you do not appear to present these cash payments as part of investing activities on your statement of cash flows. Please present exploration and evaluation acquisition costs paid in cash as an investing activity on your statements of cash flows, or explain why no revision is necessary. Refer to paragraph 16(a) of IAS 7 for additional guidance.

Company’s Response:

The cash paid during the period ended December 31, 2022 to acquire interest in properties, has been included as part of investing activities on the statement of cash flows. The cash payment of $126,000 has been combined with exploration and evaluation expenditures incurred during the noted period, less expenditures that have been included in accounts payable.

General

Staff Comment No. 8

We note that you present certain highlights in three columns of text immediately following the first map in your filing, just after the cover page and before the Table of Contents, including one that is titled “Favourable Geology Lithium Enriched Pegmatite Clusters.” However, your description of the geology includes an estimate of mineralization on an adjacent property, referring to an estimate of 11.0M tons at 1.00% Li2O.

Please revise your filing to remove estimates that pertain to properties in which you do not hold an economic interest, as previously requested in comment 2 of our February 13, 2023 letter.

Company’s Response:

The referenced columns have been removed from the Registration Statement.

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Thank you for your review of the filing. If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at (604) 330-8067, or Anthony Epps of Dorsey & Whitney LLP, our outside legal counsel at (303) 485-1109.

Sincerely,

Foremost Lithium Resources Technology Ltd.
Jason Barnard
President and Chief Executive Officer

cc:	Anthony Epps, Esq., Dorsey & Whitney LLP

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